UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)
Under the Securities Exchange Act of 1934*

STAMPS.COM INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

852857 10 1

(CUSIP Number)

December 31, 2002

(Date of Event which Requires Filing of
this Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☐    Rule 13d-1(b)

         ☐    Rule 13d-1(c)

         ☒    Rule 13d-1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 852857 10 1	13G

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Brentwood Associates VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-

	6.	SHARED VOTING POWER -0-

	7.	SOLE DISPOSITIVE POWER -0-

	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%

12.	TYPE OF REPORTING PERSON
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 852857 10 1 13G

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Brentwood VIII Ventures LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-

	6.	SHARED VOTING POWER
-0-

	7.	SOLE DISPOSITIVE POWER
-0-

	8.	SHARED DISPOSITIVE POWER
-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%

12.	TYPE OF REPORTING PERSON
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a)	NAME OF ISSUER:

Stamps.com Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3420 Ocean Park Boulevard, Suite 1040, Santa Monica, CA 90405

ITEM 2(a)	NAME OF PERSONS FILING:

Brentwood Associates VIII, L.P. Brentwood VIII Ventures LLC

The statement on this Schedule 13G is filed on behalf of the persons listed above pursuant to Rule 13d-1(k)(1). The Joint Filing Agreement dated February 7, 2003 among the Reporting Persons is set forth in Exhibit I hereto and is incorporated herein by reference.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

11150 Santa Monica Blvd., Suite 1200, Los Angeles, CA 90025

ITEM 2(c)	CITIZENSHIP:

Delaware

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e)	CUSIP NUMBER:

852857 10 1

ITEM 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

N/A

ITEM 4	OWNERSHIP:

(a) Amount Beneficially Owned:

Brentwood Associates VIII, L.P.: -0- Brentwood VIII Ventures LLC: -0-

(b) Percent of Class:

Brentwood Associates VIII, L.P.: 0%
Brentwood VIII Ventures LLC: 0%

(c)	Number of Shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

Brentwood Associates VIII, L.P.: -0-
Brentwood VIII Ventures LLC: -0-

	(ii)	shared power to vote or direct the vote: N/A

	(iii)	sole power to dispose or to direct the disposition of:

Brentwood Associates VIII, L.P.: -0-
Brentwood VIII Ventures LLC: -0-

	(iv)	shared power to dispose or to direct the disposition of: N/A

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
N/A

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
N/A

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
N/A

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:
N/A

ITEM 10	CERTIFICATION:
N/A

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE:   February 7, 2003

BRENTWOOD ASSOCIATES VIII, L.P., a Delaware limited partnership

By: Brentwood VIII Ventures LLC, a Delaware limited liability company Its: General Partner

By: /s/ G. Bradford Jones G. Bradford Jones Managing Member

BRENTWOOD VIII VENTURES LLC, a Delaware limited liability company

By: /s/ G. Bradford Jones G. Bradford Jones Managing Member

EXHIBIT I

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly on behalf of each of them pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

DATE: February 7, 2003

BRENTWOOD ASSOCIATES VIII, L.P., a Delaware limited partnership

By: Brentwood VIII Ventures LLC, a Delaware limited liability company Its: General Partner

By: /s/ G. Bradford Jones G. Bradford Jones Managing Member

BRENTWOOD VIII VENTURES LLC, a Delaware limited liability company

By: /s/ G. Bradford Jones G. Bradford Jones Managing Member